

March 25, 2011

VIA U.S. MAIL

Allan Ligi
Poway Muffler and Brake, Inc.
13933 Poway Road
Poway, CA 92064

Re: Poway Muffler and Brake, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed March 10, 2011
File No. 333-164856

Dear Mr. Ligi:

We have reviewed your response to our February 15, 2011 comment and have the following additional comments. Page references refer to the marked version of your filing on EDGAR.

Report of the Independent Registered Public Accounting Firm, page 16

1. Please provide the audit report for the year ended December 31, 2010 financial statements. The report that was included in your filing was for the year ended December 31, 2009 financial statements.

Management's Discussion and Analysis, page 28

2. Please update your discussion to include results for December 31, 2010.

Executive Compensation, page 30

3. Please revise to include the compensation paid to Mr. Ligi or explain why that information is not included in this section.

Consent of Independent Registered Public Accounting Firm, Exhibit 23.1

4. As previously requested, please provide a consent of the independent registered accounting firm. A currently dated consent from the independent registered public accountant should be included with each amendment.

* * * * *

You may contact Patrick Kuhn at (202) 551-3308 if you have any questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or, in his absence, me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Karen A. Batcher, Esq.
        Via Facsimile (619) 512-5184